UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2025, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of
The Procter & Gamble Commercial Company

Date: December 5, 2025

By: /s/ Kyle Scheidler
Kyle Scheidler
Senior Director

The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company
Employer ID No.: 66-0676831
Plan Number: 001
Financial Statements as of and for the
Years Ended June 30, 2025 and June 30, 2024,
Supplemental Schedule as of June 30, 2025, and
Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2025 and June 30, 2024	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2025 and June 30, 2024	3

Notes to Financial Statements as of and for the Years Ended June 30, 2025 and June 30, 2024	4-8

SUPPLEMENTAL SCHEDULE -	9

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at end of Year) as of June 30, 2025	10

NOTE:    All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Procter & Gamble U.S. Business Services Company and the Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2025, and 2024 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on the Supplemental Schedule
The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplement schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Cincinnati, Ohio
December 05, 2025
We have served as the auditor of the plan since 1990.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2025 AND JUNE 30, 2024

	2025	2024
PARTICIPANT-DIRECTED INVESTMENTS —At fair value:
Cash	$46,586	$37,083
The Procter & Gamble Company common stock	31,450,087	34,718,958
The J.M. Smucker Company common stock	96,531	144,260
Common collective trust fund	64,523	25,788
Mutual Funds	63,800,456	64,782,119

Total participant-directed investments —at fair value	95,458,183	99,708,208

RECEIVABLES:
Accrued investment income	133,935	157,948
Companies' contributions receivable	672,148	672,781

Total receivables	806,083	830,729

NET ASSETS AVAILABLE FOR BENEFITS	$96,264,266	$100,538,937

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2025 AND JUNE 30, 2024

	2025	2024
INVESTMENT INCOME:
Net appreciation in fair value of investments	$4,277,536	$9,714,633
Dividend income	2,323,964	2,280,317
Interest income	458,782	359,185

Total investment income, net	7,060,282	12,354,135

COMPANIES' CONTRIBUTIONS	672,148	672,781

DEDUCTIONS:
Benefits paid to participants	11,968,854	4,614,050
Administrative expenses	38,247	32,878

Total deductions	12,007,101	4,646,928

NET (DECREASE)/INCREASE IN NET ASSETS	(4,274,671)	8,379,988

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	100,538,937	92,158,949

End of year	$96,264,266	$100,538,937

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2025 AND JUNE 30, 2024

1.PLAN DESCRIPTION
The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial LLC (the “Plan Sponsor”) and Olay LLC (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”). In order to be eligible to participate in the Plan, employees must be employed by the Companies and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as a trustee of the Plan. Alight Solutions, LLC is the recordkeeper of the Plan. Northern Trust is a trustee and the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies’ contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.
The following schedule details the contribution percentages by years of service.

Years of Service	Contribution Percentage

1-3	8%
4-6	9
7-8	10
9-10	11
11-12	12
13-14	13
15 or more	14
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with Companies’ contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan earnings and losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants can allocate their account to one or more of the investment options.
Investments — Participants direct the investment of the Companies’ contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, Common collective trust fund, The J.M. Smucker Company ("Smuckers") common stock and P&G common stock as investment options for participants.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early/normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service. Refer to Note 5 for vesting provisions in the event of Plan termination.
Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or an amount of the participant’s election as often as once per month.
Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies’ contributions. During the years ended June 30, 2025 and June 30, 2024, there were no forfeitures available to reduce the Companies’ contributions.
Plan Amendment — The Plan Sponsor has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, common collective trust fund, P&G common stock, and Smuckers common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Concentrations of Investments — Included in investments at June 30, 2025 and 2024, are shares of P&G common stock of $31,450,087 and $34,718,958, respectively. This investment represents 32.9 percent and 34.8 percent of total investments at June 30, 2025 and 2024, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are deducted from investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There was 1 participant each year who elected to withdraw a total of $1,500 and $10,000 from the plan, but had not yet been paid at June 30, 2025 and June 30, 2024, respectively.
3.FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. There are no Level 2 or Level 3 investments in this Plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2025 or 2024.
Cash — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.
Common Collective Trust Fund - As permitted by GAAP, the Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust fund. Net asset value (NAV) is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Redemption for the common collective trust fund is permitted daily with no other restrictions or notice periods and there are no unfunded commitments. In accordance with GAAP, the common collective trust fund measured at NAV has not been classified in the fair value hierarchy. The fair value amount presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.
The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2025 and 2024:

	2025	2024
Cash - Level 1	$46,586	$37,083
Common stock - Level 1	31,546,618	34,863,218
Mutual Funds - Level 1	63,800,456	64,782,119

Fair Value Sub-total	95,393,660	99,682,420

Investment measured at NAV - Common collective trust fund	64,523	25,788

Total	$95,458,183	$99,708,208

4.RELATED AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Banco Popular de Puerto Rico, Northern Trust as well as Asset Manager, Vanguard. Transactions with the recordkeeper, trustee, and custodian qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
At June 30, 2025 and 2024, the Plan held 197,402 and 210,520 shares, respectively, of P&G common stock with a cost basis of $15,653,634 and $15,839,013, respectively. During the years ended June 30, 2025 and 2024, the Companies contributed $672,148 and $672,781, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2025 and 2024, the Plan recorded dividend income from P&G common stock of $833,082 and $807,449, respectively.
During the years ended June 30, 2025 and 2024, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $1,046,482 and appreciated by $2,785,033, respectively.
5.PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.
6.FEDERAL INCOME TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the “PRIRC”), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning January 1, 2012. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 22, 2018, and the Puerto Rico Treasury Department by a letter dated October 26, 2020 that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC) and the PRIRC. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the latest IRS determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan’s financial statements.
******

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

EIN: 66-0676831
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2025

	Identity of Issue	Description of Investment	Fair Value
*	BANCO POPULAR & THE NORTHERN TRUST SHORT TERM INV. FUND: CASH	Time Deposit Open Account Variable Rate (3.4810% as of 6/30/2025)	$46,586
*	THE NORTHERN TRUST SHORT TERM INV. FUND	Common Collective Trust Fund	64,523
*	THE PROCTER & GAMBLE COMPANY	Common stock	31,450,087
	THE J.M. SMUCKER COMPANY	Common stock	96,531
		MUTUAL FUNDS:
*	Vanguard	Treasury Money Market Fund	9,909,381
*	Vanguard	Institutional Index	21,010,993
*	Vanguard	Inflation Protected Securities	943,046
*	Vanguard	Balanced Index	17,459,820
*	Vanguard	Total Bond Index	2,754,543
*	Vanguard	Small Cap Index	6,637,883
*	Vanguard	FTSE All-World Ex US Index	5,084,790
		Total Mutual Funds	63,800,456

	TOTAL INVESTMENTS		$95,458,183

*	Party-in-interest.